

Mail Stop 3030

December 1, 2016

Yehiel Tal
Chief Executive Officer
CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park
Ness-Ziona 74140, Israel

> **Re: CollPlant Holdings Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 25, 2016**
> **File No. 333-214188**

Dear Mr. Tal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2016 letter.

Prospectus Cover Page

1.   Please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on an existing home market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities.

The Offering, page 11

2.   Please tell us why you have removed your disclosure in the first paragraph on page 12 regarding the ordinary shares that are issuable pursuant to the lease agreement you entered into on July 28, 2016 or revise your disclosure as appropriate.

You may contact Kristin Lochhead at (202) 551- 3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gary M. Emmanuel, Esq.
      McDermott Will & Emery LLP